Schedule 1 Transactions – Past 60 days

The Reporting Person effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person during the sixty days prior to and including November 6, 2025 (date range: October 9, 2025 through November 6, 2025):

10/10/2025	Bought 38,376 shares at $27.5945
10/16/2025	Bought 55,414 shares at $27.5691
10/17/2025	Bought 60,902 shares at $27.4861
10/20/2025	Bought 15,219 shares at $27.7791
10/21/2025	Bought 68,465 shares at $27.4299
10/22/2025	Bought 19,737 shares at $27.2366
10/27/2025	Bought 11,589 shares at $27.497
10/28/2025	Bought 24,059 shares at $27.3729
10/29/2025	Bought 36,143 shares at $27.1332
10/30/2025	Bought 33,743 shares at $26.608
10/31/2025	Bought 15,935 shares at $26.6019
11/3/2025	Bought 8,794 shares at $26.466
11/4/2025	Bought 3,400 shares at $25.7335
11/5/2025	Bought 500 shares at $25.732
11/6/2025	Bought 100,000 shares at $24.2293